SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. ORIX’s First Quarter Consolidated Financial Results (April 1, 2008 – June 30, 2008) filed with the Tokyo Stock Exchange on Thursday, August 14, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 14, 2008	By	/s/ Tadao Tsuya
Tadao Tsuya
Executive Officer
ORIX Corporation

Consolidated Financial Results

April 1, 2008 – June 30, 2008

August 14, 2008

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 106.42 to $1.00, the approximate exchange rate prevailing at June 30, 2008.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: nigel_simpson@orix.co.jp

Consolidated Financial Results from April 1, 2008 to June 30, 2008

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1.	Performance Highlights for the Three Months Ended June 30, 2008 and 2007, and the Year Ended March 31, 2008

(1)	Performance Highlights - Operating Results (Unaudited)

								(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
June 30, 2008	272,301	(3.5)%	36,331	(33.2)%	50,736	(29.7)%	32,359	(29.3)%
June 30, 2007	282,088	5.8%	54,350	(20.8)%	72,211	(7.9)%	45,778	(2.8)%

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2008	362.96	356.09
June 30, 2007	501.27	488.19

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations.”

(2)	Performance Highlights—Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
June 30, 2008	9,005,411	1,251,832	13.9%	14,111.43
March 31, 2008	8,994,970	1,267,917	14.1%	14,010.62

2.	Dividends for the Years Ended March 31, 2008 (Unaudited)

Dividends Per Share
March 31, 2008	260.00

3.	Forecasts for the Year Ending March 31, 2009 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2009	1,271,000	10.1%	175,000	3.2%	1,972.71

4.	Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( )	No ( x )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )
2. Other than those above	Yes ( )	No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)

1.	The number of outstanding shares, including treasury shares, was 92,204,867 as of June 30, 2008, and 92,193,067 as of March 31, 2008.
2.	The number of treasury shares was 3,494,336 as of June 30, 2008, and 1,696,204 as of March 31, 2008.
3.	The average number of shares was 89,153,072 for the three months ended June 30, 2008, and 91,323,034 for the three months ended June 30, 2007.

1.	Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Three Months Ended June 30, 2008

Income before Income Taxes*	¥50,736 million (Down 30% year on year)
Net Income	¥32,359 million (Down 29% year on year)

Earnings Per Share (Basic)	¥362.96 (Down 28% year on year)
Earnings Per Share (Diluted)	¥356.09 (Down 27% year on year)
Shareholders’ Equity Per Share	¥14,111.43 (Up 1% compared to March 31, 2008)

ROE (Annualized)	10.3% (June 30, 2007: 15.0%)
ROA (Annualized)	1.44% (June 30, 2007: 2.16%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations.”

Economic Environment

The world economy during the first quarter has seen an increased slowdown due to increasing global inflationary pressures, instability in financial systems and a general tightening of the credit markets.

The U.S. has seen an increasing unemployment rate since the beginning of the year, growing fears concerning the direction and health of the economy, and signs of prolonged confusion across the financial sector. In Asia, despite certain countries displaying strong growth potential, fluctuations in the capital and foreign exchange markets and heightened risks of inflation have become concerning factors.

Severity is starting to show in the Japanese economy amid signs of a decline in capital expenditure, worsening business confidence and a downturn in consumer sentiment in addition to the decelerating trend from the second half of fiscal 2008 resulting from falling housing investment, increased energy and raw materials costs and an appreciated yen.

Overview of Business Performance

Revenues: ¥272,301 million (Down 3% year on year)

Revenues decreased 3% to ¥272,301 million compared to the same period of fiscal 2008. Although revenues from “direct financing leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities” and “real estate sales” decreased year on year, revenues from “operating leases,” “life insurance premiums and related investment income,” “gains on sales of real estate under operating leases” and “other operating revenues” were up year on year.

Revenues from “direct financing leases” decreased 6% to ¥17,526 million compared to the same period of fiscal 2008. In Japan, revenues from “direct financing leases” were down 5% to ¥11,526 million compared to ¥12,151 million in the same period of fiscal 2008, due to declines in investments in direct financing leases, as a result of securitizations made during fiscal 2008, and a more prudent stance in selecting new transactions in light of the present business environment. Overseas, Asian operations performed well, however, revenues were down 8% to ¥6,000 million compared to ¥6,523 million in the same period of fiscal 2008, due to a decline in investment in direct financing leases in the U.S., in addition to the effects of an appreciated yen.

The Japanese leasing industry has seen competition rise sharply in recent years, with interest rates being cut to attract new contracts, and declines in business volume across the board. The strategy of the group continues to be one of prudent selection, choosing only those assets where the risk and return balance is felt to be appropriate, and avoiding the strategy of acquiring new transactions simply through lowering rates. Furthermore, in the field of automobile leases, business volumes for direct financing leases in Japan have declined, with an increasing shift away from finance lease transactions to operating lease transactions. The overall overseas balance for investment in direct financing leases increased, in part due to an expansion of automobile leasing operations in Asia, where demand remains strong, and in part due to an appreciated yen. These factors more than offset a reduction in leasing operations in the U.S. However, the increases overseas were not enough to cover the decreases in Japan, and the balance of investment in direct financing leases decreased from levels as of March 31, 2008.

Revenues from “operating leases” increased 4% to ¥72,441 million compared to the same period of fiscal 2008. In Japan, revenues were up 8% year on year to ¥54,293 million, compared to ¥50,486 million in the same period of fiscal 2008, due to an increase in automobile, real estate operating leases, and precision measuring and other equipment rental operations. Overseas, revenues were down 4% to ¥18,148 million, compared to ¥18,914 million in the same period of fiscal 2008, due to the absence of gains on sales of aircraft leases which had been realized in the same period of fiscal 2008 and the effect of an appreciated yen.

Operating lease transactions have increased in recent years, with the focus being on automobile and real estate operations in Japan. In the automobile operations, the number of leased vehicles has increased, with a trend towards increases in operating lease transactions in response to client needs. In the real estate operations, the business model is to develop and invest in rental properties, including office buildings and logistics facilities, and to sell the properties within a set time frame after stabilizing rental revenues. During the first quarter of fiscal 2009, there has been an increase in new rental contracts. In the precision measuring and other equipment rental operations, we have been acquiring and selling rental assets, while carefully watching demand. We also engage in overseas investment in and sales of ship and aircraft leases in response to market trends.

Revenues from “interest on loans and investment securities” decreased 6% to ¥51,121 million compared to the same period of fiscal 2008. In Japan, “interest on loans and investment securities” decreased 1% to ¥42,535 million compared to ¥43,153 million in the same period of fiscal 2008, due to a decrease in revenues from the loan servicing (asset recovery) operations, where revenues are recognized under the cost recovery method. Overseas, revenues were down 24% to ¥8,586 million compared to ¥11,270 million in the same period of fiscal 2008, due to lower market interest rates and the effect of an appreciated yen, despite an expansion of loans to corporate clients mainly in the U.S.

Although we have been focusing on loans for corporate clients in the Corporate Financial Services, Investment Banking, and Overseas Business segments in recent years, we have adopted a more cautious approach for new transactions, given increasing uncertainty in the outlook for the economy from the beginning of the latter half of fiscal 2008.

As of June 30, 2008, ¥914,979 million, or 24%, of all outstanding installment loans were to real estate and construction companies. The loans have been collateralized mainly with real estate. Of this amount, ¥83,683 million has been individually evaluated and determined to be impaired and a related allowance of ¥10,673 million was recorded, with a trend towards increases compared with the same period of fiscal 2008.

A loss of ¥80 million recorded from “brokerage commissions and net gains on investment securities” was the result of uncertainty in the financial markets and a decline in securities-related transactions, compared to a gain of ¥7,999 million in the same period of fiscal 2008. Brokerage commissions decreased 34% year on year to ¥1,198 million, compared to ¥1,806 million in the same period of fiscal 2008. A loss on investment securities of ¥1,278 million was recorded due to losses on investments in private equity funds. A gain of ¥6,193 million was recognized in the same period of fiscal 2008.

“Life insurance premiums and related investment income” were up 1% to ¥32,982 million compared to the same period of fiscal 2008 due to an increase in life insurance premiums for medical care insurance products, although life insurance related investment income was flat year on year.

“Real estate sales” decreased 46% year on year, to ¥9,430 million, due to an absence of gains from real estate sales in Oceania had been recorded in the same period of fiscal 2008, and a decrease in the number of condominiums sold in Japan compared to the same period of fiscal 2008. Residential condominiums developed through certain joint ventures are increasing, but are recorded under “equity in net income of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” were up 20% year on year to ¥9,801 million due to an increase in gains on sales of office buildings and other real estate not classified under discontinued operations (refer to (Note 1) below).

“Other operating revenues” increased 8% year on year to ¥79,080 million. In Japan, revenues were up 15% to ¥66,113 million compared to ¥57,341 million in the same period of fiscal 2008, due to contributions from the beginning of fiscal 2009 from the consolidated subsidiaries which had been acquired in fiscal 2008, and also an increase in revenues associated with real estate management operations including golf courses and training facilities. Overseas, revenues were down 20% to ¥12,967 million compared to ¥16,203 million in the same period of fiscal 2008, due to a decrease in ship finance-related revenues in Asia and the effects of an appreciated yen.

Note 1: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: ¥235,970 million (Up 4% year on year)

Expenses increased 4% to ¥235,970 million compared to the same period of fiscal 2008. Although “interest expense,” “costs of operating leases,” “other operating expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased year on year, “life insurance costs” “costs of real estate sales,” and “selling, general and administrative expenses” were down year on year.

“Interest expense” was up 6% to ¥26,168 million compared to the same period of fiscal 2008 due to an increase in Japan despite a decrease overseas. In Japan, “interest expense” increased 21% year on year due to an increase in the average debt levels as well as higher interest rates. Overseas, although there were higher average debt levels, “interest expense” decreased 20% year on year due to lower interest rates and the effects of an appreciated yen.

“Costs of operating leases” were up 11% to ¥49,892 million compared to the same period of fiscal 2008, mainly due to an increase in operating lease assets. In Japan, increased revenues were offset by larger increases in depreciation costs, resulting in a 15% increase to ¥36,810 million compared to the same period of fiscal 2008. Overseas, due to the effect of an appreciated yen, “costs of operating leases” increased 1% to 13,082 million compared to the same period of fiscal 2008.

“Life insurance costs” were down 2% year on year to ¥26,359 million due mainly to an increase in reversals of the provisions for future policy benefits, accompanying an increase in cancellation of savings-type insurance products compared to the same period of fiscal 2008.

“Costs of real estate sales” were down 26% year on year to ¥11,623 million due to an absence of the cost of real estate sales in Oceania recorded in fiscal 2008, in addition to a decrease in the number of condominiums sold in Japan compared to the same period of fiscal 2008, despite recognition of write-downs resulting from an increase in development costs for certain units under development in the condominium operations. Costs of real estate sales include upfront costs associated with advertising and model rooms.

“Other operating expenses” were up 11% year on year to ¥45,164 million resulting from the recognition of expenses from the beginning of fiscal 2009 from the consolidated subsidiaries in which we invested in fiscal 2008, as previously mentioned in “other operating revenues.”

“Selling, general and administrative expenses” were down 2% to ¥64,153 million compared to the same period of fiscal 2008 due to an absence of one-off write-downs of intangible assets recorded in the same period of fiscal 2008, although expenses associated with the consolidated subsidiaries in which we invested in fiscal 2008 were recorded from the beginning of fiscal 2009. Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses.

“Provision for doubtful receivables and probable loan losses” increased 46% to ¥10,398 million. Provisions for direct financing leases were flat compared to the same period of fiscal 2008. Provisions for loans increased 62% compared to the same period of fiscal 2008 mainly due to an increase in the provision for real estate businesses.

“Write-downs of securities” were up 8% year on year to ¥1,915 million.

Net Income: ¥32,359 million (Down 29% year on year)

“Operating income” was down 33% year on year to ¥36,331 million due to the reasons noted above.

“Equity in net income of affiliates” decreased 18% to ¥14,636 million due to a decrease in profits from equity in net income of affiliates accompanying the sales of overseas affiliates in fiscal 2008, despite an increase in profit from investments in residential condominiums developed through certain joint ventures in Japan.

“Gains on sales of subsidiaries and affiliates, net” resulted in a loss of ¥231 million, while a gain of ¥7 million was recognized in the same period of fiscal 2008.

As a result, “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations” decreased 30% year on year to ¥50,736 million.

“Minority interests in earnings of subsidiaries, net” decreased 28% year on year to ¥710 million.

“Income from continuing operations” decreased 30% year on year to ¥29,607 million.

“Discontinued operations, net of applicable tax effect” (refer to (Note 1) on page 3) decreased 24% to ¥2,752 million year on year due mainly to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 29% year on year to ¥32,359 million.

Segment Information

With the aim of continuing medium- and long-term company growth, ORIX has realigned, and presently operates under a reorganized structure to respond flexibly and swiftly to changes in market conditions. As of April 1, 2008, ORIX Group implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in the ORIX Group’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping ORIX Group obtain a competitive advantage.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations, operating environment and operating strategy for each of the six new segments follows below.

Segment	Overview of Operations	Operating Strategy
Corporate Financial Services	Loans, leases, fee businesses including the sale of financial products, environment-related business	The Corporate Financial Services segment is the foundation of the entire ORIX Group. By responding precisely, flexibly and swiftly, we help to improve competitiveness of SMEs, our core customer base. Furthermore, while securing profitability and financial stability by improving spreads and collateral appropriate for the risk, we are working to develop environment-related businesses and other new sources of earnings.

Maintenance Leasing	Automobile leasing and rentals, car sharing, precision measuring equipment rentals and IT-related equipment rentals and leases	By continually providing high-value-added services based on our unique expertise, the ORIX Group looks to ensure its leading position and maintain high profitability.

Real Estate	Condominium development, office building and logistics facilities development and rental, hotel, golf course and training facilities operation, senior housing development and management, integrated facilities management and related services, and REIT asset management	By managing our portfolio assets and developing our asset turnover-based real estate business model, and by implementing joint venture large scale projects, we look to build a unique position of being a developer with the characteristics of an investment bank.

Investment Banking	Real estate finance, securitization, principal investments, M&A advisory, loan servicing (asset recovery) operations and venture capital	While managing the risks of its investment strategy, the Investment Banking segment works to strengthen cooperation throughout the business investment value chain, enhance relationships with financial institutions, and expand transactions in securities markets.

Retail	Housing loans, life insurance operations, card loans, securities brokerage business	While increasing both efficiency and its unique expertise in niche markets, the Retail segment develops high value-added products and services, and pioneers new retail markets.

Overseas Business	Leases, loans, investment in bonds, investment banking, real estate-related operations, ship- and aircraft-related operations	The ORIX Group has cultivated over many years alliances with local partners and has operating bases worldwide. Utilizing these alliances and the business expertise gained from our years of experience in Japan and the United States, we aim to develop multinational and diverse operations in markets such as Asia where long-term growth is expected.

Segment information for the first quarter of fiscal 2009 follows below.

Segment profits (refer to (Note 2) below) declined year on year for the “Corporate Financial Services,”

“Maintenance Leasing,” “Investment Banking,” “Retail,” and “Overseas” segments; and increased for the “Real Estate” segments compared to the same period of fiscal 2008.

Note 2: The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

Corporate Financial Services Segment:

The present business environment for the Corporate Financial Services segment has drastically changed since the latter half of fiscal 2008. In the first quarter of fiscal 2009, the real estate and construction industries especially have seen increased funding troubles and an increasing number of bankruptcies due to the effects of falling demand, higher material costs, a tightened funding environment, and a revised Building Standards Law. The Corporate Financial Services segment is in close contact with risk management units working to contain any future increase in the provision for doubtful receivables and probable loan losses through swift collection of loans and increased collateral requirements.

Segment revenues were up 15% year on year to ¥35,799 million compared to ¥31,219 million in the same period of fiscal 2008, due to contributions from the beginning of fiscal 2009 from companies in which we invested in fiscal 2008, in addition to an increase in revenues from interest on installment loans resulting from an increased average balance of investments in loans, despite a decrease in direct financing lease revenues.

Segment profits decreased 21% to ¥5,746 million compared to ¥7,253 million in the same period of fiscal 2008 due to expenses recorded from the beginning of fiscal 2009 from the consolidated subsidiaries in which we invested in fiscal 2008, in addition to an increase in provisions specifically for loans to real estate businesses, as well as an increase in “interest expense,” despite an increase in segment revenues.

Segment assets decreased 2% to ¥1,949,418 million compared to March 31, 2008 due to decreases in investment in direct financing leases and loans to corporate clients, as a result of our increased prudence in the selection of new transactions in response to increased credit risks from the changing environment.

Maintenance Leasing Segment:

Segment revenues increased 5% year on year to ¥58,863 million compared to ¥56,190 million in the same period of fiscal 2008, due to an increase in revenues from operating leases in the automobile leasing and rental operations.

Segment profits decreased 13% to ¥7,506 million compared to ¥8,667 million in the same period of fiscal 2008 due to an increase in operating expenses, including depreciation costs, in line with an increase in operating assets, and an increase in automobile maintenance service expenses, due to rising crude oil prices, in addition to an increase in “interest expense.”

Segment assets were flat at ¥652,602 million compared to March 31, 2008 due to a decrease in investment in direct financing leases, despite an expansion of operating lease assets.

Real Estate Segment:

The domestic real estate operating environment is experiencing severe conditions, particularly in the area of residential condominiums, and real estate sales are on a decreasing trend due to the cautious stance of financial institutions in lending to the real estate sector. Plans for units under development in the condominium operations continue to be reviewed with the focus on profitability. However, the sale of large-scale condominiums developed through certain joint ventures and rental real estate assets for the first quarter of fiscal 2009 performed within expectations. Moving forward, we will continue our policy of proactively approaching rental real estate considered to project sufficient profitability from a medium-term standpoint and promoting asset turnover.

Furthermore, this segment incorporates the international real estate businesses, centered on Asia and the Middle East, in addition to the original domestic real estate businesses.

Segment revenues decreased 11% to ¥60,755 million compared to ¥68,408 million in the same period of fiscal 2008, due to the absence of real estate sales recorded in Oceania in the same period of fiscal 2008, in addition to a decrease in the number of condominiums sold recognized under real estate sales. These factors more than offset an increase in gains on sales of real estate under operating leases, and an increase in revenues associated with the real estate rental operations including office buildings, and management operations including golf courses and training facilities.

Segment profits increased 8% to ¥21,089 million compared to ¥19,598 million in the same period of fiscal 2008, due to an increase in the contribution from condominiums developed through certain joint ventures which were accounted for under the equity method, in addition to an increase in “gains on sales of real estate under operating leases.” These factors more than offset a decrease in operating profit and the recognition of a write-down due to an increase in development costs for certain condominiums under development, in addition to an increase in interest expenses. Furthermore, the total number of condominiums sold, including those developed through certain joint ventures which were accounted for under the equity method, was 739 units in the first period of fiscal 2009, compared to 830 units in the same period of fiscal 2008.

Segment assets increased 2% to ¥1,093,912 million compared to March 31, 2008, due mainly to an increase in operating assets, including operating lease assets.

Investment Banking Segment:

This segment consists of operations that are susceptible to the trends and directions of the financial markets. As a result of the effects of the global credit crunch, triggered by the subprime loan problem, and the effects of financial system instability, confusion continues in the financial markets and the securities-related business environment continues to be severe.

Segment revenues decreased 22% to ¥23,336 million compared to ¥29,998 million in the same period of fiscal 2008, due to the recognition of losses from investments in private equity funds, and a decrease in revenues from interest on installment loans resulting from a decrease in revenues in the loan servicing (asset recovery) operations, despite increased interest from securities due to an increase in specifiedbonds, which are equivalent to non-recourse loans.

Segment profits decreased 59% to ¥7,257 million compared to ¥17,855 million in the same period of fiscal 2008, due to a decrease in segment revenues and a decrease in profits from equity method affiliates in Japan, along with an increase in “interest expenses.”

Segment assets were flat at ¥1,708,800 million compared to March 31, 2008.

Retail Segment:

Segment revenues were slightly down to ¥49,650 million compared to ¥49,816 million in the same period of fiscal 2008, due to a decrease in revenues from brokerage commissions on investment securities in the securities brokerage business, despite increases in revenues in the housing loan operations and life insurance premiums in the life insurance operations due to a contribution from medical care insurance products.

Segment profits decreased 9% to ¥7,258 million compared to ¥7,950 million in the same period of fiscal 2008, mainly due to the above-mentioned decrease in revenues from brokerage commissions on investment securities in the securities brokerage business.

Segment assets were up 2% to ¥1,485,175 million compared to March 31, 2008.

Overseas Business Segment:

The U.S. corporate finance sector continues to be affected by the credit crunch and financial system instability. Due to these factors, ORIX Group’s strategy for new investments continues to be one of prudence, taking advantage of investment opportunities when judged appropriate.

In economically strong Asian regions, we are developing principal investment and non-performing loan investment businesses based on long-standing relationships with local business partners, capitalizing on our capabilities and expertise accumulated in Japan and the U.S.

Segment revenues decreased 17% to ¥46,360 million compared to ¥56,141 million in the same period of fiscal 2008, due to a decrease in ship-related revenues and a decrease in revenues from interest on installment loans resulting from lower market rates, despite an increase in corporate loans in the U.S., losses on trading securities resulting from the worsening of the securities market, a decrease in aircraft sales revenues, in addition to the effects of an appreciated yen compared to the same period of fiscal 2008.

Segment profits decreased 66% to ¥5,750 million compared to ¥16,964 million in the same period of fiscal 2008 accompanying a decrease in segment revenues, a decrease in profits from the equity method investments as a result of sales of affiliates in Asia, and an absence of a reversal of “provisions for doubtful receivables and probable loan losses” in the U.S. recorded during the same period of fiscal 2008.

Segment assets increased 8% to ¥1,115,611 million compared to March 31, 2008.

2.	Qualitative Information Regarding Consolidated Financial Condition

Operating Assets: ¥7,310,437 million (Up 1% on March 31, 2008)

Operating assets were up 1% on to ¥7,310,437 million compared to March 31, 2008. As a result of our continuing selectiveness of transactions, “investment in direct financing leases” and “installment loans” were flat compared to March 31, 2008, while “investment in operating leases,” “investment in securities” and “other operating assets” increased.

Summary of Cash Flows

Cash and cash equivalents decreased by ¥81,388 million to ¥239,267 million compared to March 31, 2008.

“Cash flows from operating activities” used ¥26,740 million in the first quarter of fiscal 2009 compared to ¥74,086 million in the same period of fiscal 2008 resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustments of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in “net income” compared to the same period of fiscal 2008.

“Cash flows from investing activities” used ¥85,605 million in the first quarter of fiscal 2009 and used ¥395,447 million in the same period of fiscal 2008 due to a decrease in “installment loans made to customers,” which was less than “principal collected on installment loans,” resulting from the implementation of a more prudent stance for new transactions, and increases in “proceeds from sales of available-for-sale securities” and “proceeds from redemption of available-for-securities” compared to the same period of fiscal 2008, despite an increase in volume of new investments in securities.

“Cash flows from financing activities” provided ¥29,024 million in the first quarter in fiscal 2009 and provided ¥442,426 million in the same period of fiscal 2008 due to a decrease in proceeds from debts and an increase in repayment of debts.

3.	Qualitative Information Regarding Forecast for Consolidated Financial Results

With the aim of continuing medium- and long-term company growth, ORIX has realigned, and presently operates under a reorganized structure to respond flexibly and swiftly to changes in market conditions. In terms of the business environment for fiscal 2009, there is an increasing slowdown of the world economy as an effect of instability in the financial system and the credit crunch caused by the U.S. subprime loan problem. Furthermore, the Japanese economy is moving toward a slowdown due to increases in energy and raw material prices, an appreciated yen, the real estate market slump, and a worsening economic environment for SMEs, our dominant client base.

While the ORIX Group’s medium- and long-term growth path has not fundamentally changed, we revised our strategy in the second half of fiscal 2008 to prioritize soundness, and take a prudent approach towards credit risk. However, we aim to increase profits by using our accumulated solid operating base and financial strength to take advantage of new business opportunities presented by the changing economic environment.

Under the above-mentioned economic environment and management policies, we are forecasting, for fiscal 2009, “total revenues” of ¥1,271,000 million (up 10.1% compared to fiscal 2008), and “net income” of ¥175,000 million (up 3.2%) and we will not revise this forecast at the present time.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to estimate figures, such as earnings forecasts. For this reason, we do not give interim forecast guidance or make interim dividend payments.

Therefore, readers are urged not to place undue reliance on these figures as they may differ materially from the actual financial results.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4.	Significant Accounting Policies

Recently Adopted Accounting Standards

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”) as of April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

The Company and its subsidiaries adopted FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) as of April 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and amends FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”). Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

5.	Shareholders’ Equity

The Company acquired 1,800 thousand shares of treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions.

Condensed Consolidated Balance Sheets

(As of June 30, 2008 and March 31, 2008)

(Unaudited)

(millions of JPY, millions of US$)

	June 30, 2008	March 31, 2008	U.S. dollars June 30, 2008
Assets
Cash and Cash Equivalents	239,267	320,655	2,248
Restricted Cash	158,414	143,883	1,488
Time Deposits	1,031	511	10
Investment in Direct Financing Leases	1,103,498	1,098,128	10,369
Installment Loans	3,757,992	3,766,310	35,313
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(108,920)	(102,007)	(1,023)
Investment in Operating Leases	1,059,904	1,019,956	9,960
Investment in Securities	1,189,199	1,121,784	11,174
Other Operating Assets	199,844	197,295	1,878
Investment in Affiliates	309,399	327,763	2,907
Other Receivables	260,191	284,286	2,445
Inventories	238,516	232,850	2,241
Prepaid Expenses	56,297	47,657	529
Office Facilities	88,950	89,533	836
Other Assets	451,829	446,366	4,246

Total Assets	9,005,411	8,994,970	84,621

Liabilities and Shareholders’ Equity
Short-Term Debt	1,388,529	1,330,147	13,048
Deposits	506,990	470,683	4,764
Trade Notes, Accounts Payable and Other Liabilities	368,379	392,346	3,461
Accrued Expenses	80,664	112,461	758
Policy Liabilities	477,461	486,379	4,486
Current and Deferred Income Taxes	225,156	267,692	2,116
Security Deposits	174,074	163,872	1,636
Long-Term Debt	4,487,955	4,462,187	42,172

Total Liabilities	7,709,208	7,685,767	72,441

Minority Interests	44,371	41,286	417

Commitments and Contingent Liabilities
Common Stock	102,167	102,107	960
Additional Paid-in Capital	135,795	135,159	1,276
Retained Earnings:
Legal reserve	2,220	2,220	21
Retained earnings	1,090,067	1,081,219	10,243
Accumulated Other Comprehensive Income (loss)	(15,648)	(19,295)	(147)
Treasury Stock, at Cost	(62,769)	(33,493)	(590)

Total Shareholders’ Equity	1,251,832	1,267,917	11,763

Total Liabilities and Shareholders’ Equity	9,005,411	8,994,970	84,621

	June 30, 2008	March 31, 2008	U.S. dollars June 30, 2008
Note: Accumulated Other Comprehensive Income (loss)
Net unrealized gains on investment in securities	26,607	36,286	250
Defined benefit pension plans	(4,247)	(4,123)	(40)
Foreign currency translation adjustments	(41,093)	(53,802)	(386)
Net unrealized gains on derivative instruments	3,085	2,344	29

	(15,648)	(19,295)	(147)

Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2007 and 2008)

(Unaudited)

			(millions of JPY, millions of US$)

	Three Months ended June 30, 2007	Period- over- period (%)	Three Months ended June 30, 2008	Period- over- period (%)	U.S. dollars Three Months ended June 30, 2008
Total Revenues :	282,088	106	272,301	97	2,559

Direct financing leases	18,674	81	17,526	94	165
Operating leases	69,400	113	72,441	104	681
Interest on loans and investment securities	54,423	127	51,121	94	480
Brokerage commissions and net gains (losses) on investment securities	7,999	77	(80)	—	(1)
Life insurance premiums and related investment income	32,552	110	32,982	101	310
Real estate sales	17,354	60	9,430	54	89
Gains on sales of real estate under operating leases	8,142	71	9,801	120	92
Other operating revenues	73,544	125	79,080	108	743

Total Expenses :	227,738	115	235,970	104	2,218

Interest expense	24,709	140	26,168	106	246
Costs of operating leases	45,129	118	49,892	111	469
Life insurance costs	26,974	100	26,359	98	248
Costs of real estate sales	15,610	68	11,623	74	109
Other operating expenses	40,750	135	45,164	111	424
Selling, general and administrative expenses	65,580	114	64,153	98	603
Provision for doubtful receivables and probable loan losses	7,121	271	10,398	146	98
Write-downs of securities	1,767	113	1,915	108	18
Foreign currency transaction loss, net	98	25	298	304	3

Operating Income	54,350	79	36,331	67	341

Equity in Net Income of Affiliates	17,854	197	14,636	82	138
Gains (losses) on Sales of Subsidiaries and Affiliates, Net	7	1	(231)	—	(2)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	72,211	92	50,736	70	477

Provision for Income Taxes	29,047	90	20,419	70	192

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	43,164	94	30,317	70	285

Minority Interests in Earnings of Subsidiaries, Net	985	111	710	72	7

Income from Continuing Operations	42,179	93	29,607	70	278

Discontinued Operations:
Income from discontinued operations, net	6,231		4,656		44
Provision for income taxes	(2,632)		(1,904)		(18)

Discontinued operations, net of applicable tax effect	3,599	196	2,752	76	26

Net Income	45,778	97	32,359	71	304

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Cash Flows

(For the Three Months Ended June 30, 2007 and 2008)

(Unaudited)

	(millions of JPY, millions of US$)

	Three Months ended June 30, 2007	Three Months ended June 30, 2008	U.S. dollars Three Months ended June 30, 2008
Cash Flows from Operating Activities:
Net income	45,778	32,359	304
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	39,317	45,431	427
Provision for doubtful receivables and probable loan losses	7,121	10,398	98
Decrease in policy liabilities	(4,059)	(8,918)	(84)
Gains from securitization transactions	(101)	—	—
Equity in net income of affiliates	(17,854)	(14,636)	(138)
Gains on sales of subsidiaries and affiliates, net	(7)	231	2
Minority interests in earnings of subsidiaries, net	985	710	7
Gains on sales of available-for-sale securities	(1,605)	(1,118)	(11)
Gains on sales of real estate under operating leases	(8,142)	(9,801)	(92)
Gains on sales of operating lease assets other than real estate	(4,205)	(2,499)	(23)
Write-downs of securities	1,767	1,915	18
Increase in restricted cash	(27,228)	(14,273)	(134)
Increase in loans held for sale	(12,569)	(6,366)	(60)
Increase in trading securities	(2,007)	(713)	(7)
Increase in inventories	(22,541)	(8,039)	(75)
Increase in prepaid expenses	(4,606)	(8,505)	(80)
Decrease accrued expenses	(35,541)	(28,880)	(271)
Increase in security deposits	4,916	5,770	54
Other, net	(33,505)	(19,806)	(186)

Net cash used in operating activities	(74,086)	(26,740)	(251)

Cash Flows from Investing Activities:
Purchases of lease equipment	(267,020)	(201,394)	(1,892)
Principal payments received under direct financing leases	130,379	114,339	1,074
Net proceeds from securitization of lease receivables, loan receivables and securities	20,255	—	—
Installment loans made to customers	(619,936)	(347,986)	(3,270)
Principal collected on installment loans	414,256	379,318	3,564
Proceeds from sales of operating lease assets	55,541	39,458	371
Investment in affiliates, net	(10,234)	4,942	47
Proceeds from sales of investment in affiliates	—	1,606	15
Purchases of available-for-sale securities	(161,760)	(150,329)	(1,413)
Proceeds from sales of available-for-sale securities	25,077	63,990	601
Proceeds from redemption of available-for-sale securities	27,722	40,905	384
Purchases of other securities	(13,861)	(44,755)	(420)
Proceeds from sales of other securities	12,470	14,792	139
Purchases of other operating assets	(2,017)	(2,369)	(22)
Acquisitions of subsidiaries, net of cash acquired	(2,076)	(1,750)	(16)
Other, net	(4,243)	3,628	34

Net cash used in investing activities	(395,447)	(85,605)	(804)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	73,011	(114,648)	(1,077)
Proceeds from debt with maturities longer than three months	735,045	614,712	5,776
Repayment of debt with maturities longer than three months	(376,308)	(432,983)	(4,069)
Net increase in deposits due to customers	21,699	36,128	339
Issuance of common stock	793	120	2
Dividends paid	(11,863)	(23,529)	(221)
Net decrease in call money	—	(21,500)	(202)
Acquisition of treasury stock	—	(29,290)	(275)
Other, net	49	14	—

Net cash provided by financing activities	442,426	29,024	273

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,167	1,933	18

Net Decrease in Cash and Cash Equivalents	(25,940)	(81,388)	(764)
Cash and Cash Equivalents at Beginning of Period	215,163	320,655	3,012

Cash and Cash Equivalents at End of Period	189,223	239,267	2,248

Segment Information

(For the Three Months Ended June 30, 2007 and 2008)

(Unaudited)

1. Segment Information by Sector

							(millions of JPY, millions of US$)

	Three Months ended June 30, 2007		Three Months ended June 30, 2008		U.S. dollars Three Months ended June 30, 2008		March 31, 2008	June 30, 2008	U.S. dollars June 30, 2008
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	31,219	7,253	35,799	5,746	336	54	1,993,390	1,949,418	18,318
Maintenance Leasing	56,190	8,667	58,863	7,506	553	71	649,814	652,602	6,132
Real Estate	68,408	19,598	60,755	21,089	571	198	1,077,560	1,093,912	10,279
Investment Banking	29,998	17,855	23,336	7,257	219	68	1,698,452	1,708,800	16,057
Retail	49,816	7,950	49,650	7,258	467	68	1,450,241	1,485,175	13,956
Overseas Business	56,141	16,964	46,360	5,750	436	54	1,037,311	1,115,611	10,483

Segment Total	291,772	78,287	274,763	54,606	2,582	513	7,906,768	8,005,518	75,225

Difference between Segment Total and Consolidated Amounts	(9,684)	(6,076)	(2,462)	(3,870)	(23)	(36)	1,088,202	999,893	9,396

Consolidated Amounts	282,088	72,211	272,301	50,736	2,559	477	8,994,970	9,005,411	84,621

Note:	As of April 1, 2008, the Company implemented changes to its internal organization to recognize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. The prior period comparative segment results have been restated to be comparative with the newly reorganized operating segments.

The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

2. Segment Information by Location

				(millions of JPY, millions of US$)

	Three Months ended June 30, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	232,193	19,749	25,390	(5,031)	272,301
Segment Profits	49,168	2,381	3,843	(4,656)	50,736

	U.S. dollars Three Months ended June 30, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	2,182	186	239	(48)	2,559
Segment Profits	462	22	36	(43)	477

Note:	Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

3. Overseas Revenues

				(millions of JPY, millions of US$)

	Three Months ended June 30, 2008			U.S. dollars Three Months ended June 30, 2008
	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	18,966	26,814	45,780	178	252	430
Consolidated Revenues			272,301			2,559
The Rate of the Overseas Revenues to Consolidated Revenues	7.0%	9.8%	16.8%	7.0%	9.8%	16.8%

Note:	Results of discontinued operations are not included in “Overseas Revenues.”

Note*1:	mainly United States

Note*2:	mainly Asia, Europe, Oceania and Middle East

Consolidated Financial Highlights

(For the Three Months Ended June 30, 2007 and 2008, and the Year Ended March 31, 2008) (Unaudited)

				(millions of JPY, except for per share data)

Operating Assets	June 30, 2007	Period- over- period	June 30, 2008	Period- over- period	Relationship to March 31, 2008	March 31, 2008	Period- over- period
Investment in Direct Financing Leases	1,288,317	90%	1,103,498	86%	100%	1,098,128	87%
Installment Loans	3,707,066	122%	3,757,992	101%	100%	3,766,310	108%
Investment in Operating Leases	912,310	127%	1,059,904	116%	104%	1,019,956	118%
Investment in Securities	999,500	144%	1,189,199	119%	106%	1,121,784	128%
Other Operating Assets	158,380	170%	199,844	126%	101%	197,295	130%

Total	7,065,573	118%	7,310,437	103%	101%	7,203,473	109%

Operating Results
Total Revenues	282,088	106%	272,301	97%	—	1,153,988	103%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	72,211	92%	50,736	70%	—	249,763	79%
Net Income	45,778	97%	32,359	71%	—	169,597	86%
Earnings Per Share
Net Income
Basic	501.27	96%	362.96	72%	—	1,860.63	85%
Diluted	488.19	97%	356.09	73%	—	1,817.81	87%
Shareholders’ Equity Per Share	13,629.34	124%	14,111.43	104%	101%	14,010.62	107%

Financial Position
Shareholders’ Equity	1,247,341	126%	1,251,832	100%	99%	1,267,917	106%
Number of Outstanding Shares (thousands of shares)	91,519	102%	88,711	97%	98%	90,497	99%
Long-and Short-Term Debt and Deposits	5,970,723	122%	6,383,474	107%	102%	6,263,017	114%
Total Assets	8,724,936	121%	9,005,411	103%	100%	8,994,970	110%
Shareholders’ Equity Ratio	14.3%	—	13.9%	—	—	14.1%	—
Return on Equity (annualized)	15.0%	—	10.3%	—	—	13.8%	—
Return on Assets (annualized)	2.16%	—	1.44%	—	—	1.97%	—

New Business Volumes
Direct Financing Leases (new equipment acquisitions)	163,998	92%	112,879	69%	—	574,859	90%
Installment Loans	638,727	137%	359,587	56%	—	2,331,331	105%
Operating Leases	97,358	156%	86,112	88%	—	465,909	134%
Investment in Securities	175,621	309%	195,084	111%	—	688,148	208%
Other Operating Transactions	31,311	130%	17,547	56%	—	152,480	71%